Ballard Power Systems Inc.

News Release

December 4, 2008

Ballard Encourages Securityholders to Vote Their Shares
LEADING PROXY ADVISOR RECOMMENDS SECURITYHOLDERS VOTE FOR SPECIAL RESOLUTION

For Immediate Release – December 4, 2008

VANCOUVER, CANADA – Ballard Power Systems (TSX: BLD; NASDAQ: BLDP) today announced that RiskMetrics Group (formerly Institutional Shareholder Services or ISS), the leading independent proxy advisory firm for institutional investors involved in proxy voting matters, has issued a report recommending that securityholders vote FOR the special resolution regarding the Plan of Arrangement with Superior Plus Income Fund (TSX: SPF.UN)(www.superiorplus.com). In addition, RiskMetrics recommends shareholders vote FOR the ordinary resolution amending Ballard’s share distribution and stock options plans.

In recommending a vote FOR the special resolution relating to the Plan of Arrangement, RiskMetrics concluded that there will be no change to Ballard’s business other than the net gain of $41 million Canadian in funds received and that the transaction has no significant governance concerns. The RiskMetrics report states that shareholder support is warranted.

A special meeting of Ballard Power System’s securityholders will be held at 1:00 p.m. (Pacific time) on December 18, 2008 at the Hilton Vancouver Metrotown, 6083 McKay Avenue, Burnaby, British Columbia. Ballard encourages all securityholders to cast their votes promptly, according to the directions contained on their proxy card or voting instruction form, to ensure that votes are counted in the tabulation prior to the special meeting. If securityholders have questions about the resolutions or need assistance voting their shares, they may call D.F. King & Co., Inc., who is assisting the Company in the solicitation, toll-free at 1-888-887-1266 (North America) or collect at (212) 269-5550.

Ballard has filed a Management Information Circular relating to its December 18, 2008 special meeting of securityholders with the appropriate Canadian and U.S. securities regulators. This document is available on www.sedar.com, www.sec.gov/edgar.shtml and on Ballard’s website, www.ballard.com. Securityholders are urged to read the Management Information Circular and all documents referenced in the Management Information Circular, as they contain important information.

About Ballard Power Systems
Ballard Power Systems (TSX: BLD; NASDAQ: BLDP) is recognized as a world leader in the design, development, manufacture and sale of zero-emission hydrogen fuel cells. Ballard’s mission is to make fuel cells a commercial reality. To learn more about what Ballard is doing with Power to Change the World®, visit www.ballard.com.

This release contains forward-looking statements that are based on the beliefs and assumptions of Ballard’s management and reflect Ballard’s current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such assumptions relate to our financial forecasts and expectations regarding our product development efforts, manufacturing capacity, and market demand. These statements involve risks and uncertainties that may cause our actual results to be materially different, including, without limitation, the rate of mass adoption of our products, product development delays, changing environmental regulations, our ability to attract and retain business partners and customers, our access to funding, increased competition, our ability to protect our intellectual property, changes in our customers’ requirements, and our ability to provide the capital required for product development, operations and marketing. Readers should not place undue reliance on Ballard’s forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward looking statements. For a detailed discussion of the risk factors that could affect Ballard’s future performance, please refer to our most recent Annual Information Form.

For further information, or to arrange an interview with a Ballard spokesperson, please call:

Amy Harada Bradley
Ballard Power Systems
604-412-7913
amy.harada@ballard.com

Ballard, the Ballard logo and Power to Change the World are registered trademarks of Ballard Power Systems Inc.